United States Securities and Exchange Commission

Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )

CALIPER ACQUISITION CORPORATION

(Name of Issuer)

Common Stock

(Title of Class of Securities)

None

(CUSIP Number)

April 25, 2000

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

/ / Rule 13d-1(b)

/ / Rule 13d-1(c)

/ x / Rule 13d-1(d)

1. Names of Reporting Persons: TPG Capital Corporation

James M. Cassidy (1)

(1) James M. Cassidy is the controlling shareholder and

director of TPG Capital Corporation and deemed to be the

beneficial owner of the shares of common stock owned by it.

2. Check the appropriate box if a member of a group: (a)

(b)

3. SEC use only

4. Citizenship or place of organization

James M. Cassidy Natural person, citizen

of the United States

TPG Capital Corporation Delaware corporation

5 -8.

Voting Power Dispositive Power

Sole Shared Sole Shared

TPG Capital Corporation 0 0 (1)

James M. Cassidy 5,000,000 5,000,000

(1) James M. Cassidy is the controlling shareholder of TPG

Capital Corporation.

9&11. Aggregate amount beneficially owned by each reporting

person and percent of class.

Aggregate amount

Beneficially Percent

Owned of Class

TPG Capital Corporation 0 0% (1)

James M. Cassidy 5,000,000 100%

(1) James M. Cassidy is the controlling shareholder and

director of TPG Capital Corporation and may be deemed

to be the beneficial owner of the common stock held by it.

10. Check box if aggregate amount in #9 excludes certain shares.

Not applicable.

12. Type of reporting Person

TPG Capital Corporation CO

James M. Cassidy IN

Schedule 13G Part 2, page 1

Item 1(a) Name of Issuer: CALIPER ACQUISITION

CORPORATION

(b) Address of Issuer's Principal Executive Offices:

1504 R Street, NW

Washington DC 20009

Item 2(a) Name of Person Filing: James M. Cassidy

(b) Address of Principal Business or,

if none, Residence: 1506 R Street, N.W.

Washington DC 20009

(c) Citizenship: United States

(d) Title of Class of Securities: Common Stock

(e) CUSIP Number: None

Item 3. If statement is filed pursuant to Rule 13d-1(b) or

13d-2(b) or (c), check whether the person filing is:

Not Applicable

Item 4. Ownership

(a) Amount beneficially owned: 5,000,000 shares

(b) Percent of Class: 100%

(c) Number of Shares as to which

such person has:

(i) sole power to vote or to direct the vote 5,000,000

(ii) shares power to vote or to direct the vote 0

(iii) sole power to dispose or to direct the

disposition of 5,000,000

(iv) shared power to dispose or to direct the

disposition of 0

Item 5. Ownership of Five Percent or Less of a Class. If this statement is being filed to report the fact that

as of the date hereof the reporting person has

ceased to be the beneficial owner of more

than 5% of the class of securities,

check the following

Item 6. Ownership of More than Five Percent

on Behalf of Another Person: Not applicable

Item 7. Identification and Classification of the

Subsidiary Which Acquired the Security

being Reported on By the Parent Not applicable

Item 8. Identification and Classification of

Members of the Group Not applicable

TPG Capital Corporation, a Delaware corporation, of which

James M. Cassidy is the controlling shareholder and director is the holder of the shares.

Item 9. Notice of Dissolution of Group: Not applicable

Item 10. Certification:

By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to

above were acquired and are held in the ordinary course of

business and were not acquired and are not held for the

purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not

acquired and are not held in connection with or as a

participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

James M. Cassidy

March 11, 2001

Schedule 13G Part 2, page 3

Item 1(a) Name of Issuer: CALIPER ACQUISITION

CORPORATION

(b) Address of Issuer's Principal Executive Offices:

1504 R Street, NW

Washington DC 20009

Item 2(a) Name of Person Filing: TPG Capital Corporation

(b) Address of Principal Business or,

if none, Residence:

1504 R Street, N.W.

Washington DC 20009

(c) Citizenship: Delaware corporation

(d) Title of Class of Securities: Common Stock

(e) CUSIP Number: None

Item 3. If statement is filed pursuant to Rule 13d-1(b) or

13d-2(b) or (c), check whether the person filing is:

Not Applicable

Item 4. Ownership

(a) Amount beneficially owned: 0 shares (1)

(b) Percent of Class: 0%

(c) Number of Shares as to which

such person has:

(i) sole power to vote or to direct the vote 0

(ii) shared power to vote or to direct the vote 0

(iii) sole power to dispose or to direct the

disposition of 0

(iv) shared power to dispose or to direct the

disposition of 0

(1) James M. Cassidy is the controlling shareholder

and director of TPG Capital Corporation and is

therefore deemed to be the

beneficial owner of the shares of common stock

held by it.

Item 5. Ownership of Five Percent or Less of a Class

Item 6. Ownership of More than Five Percent

on Behalf of Another Person: Not applicable

Item 7. Identification and Classification of the

Subsidiary Which Acquired the Security being

Reported on By the Parent Not applicable

Item 8. Identification and Classification of Members

of the Group Not applicable

TPG Capital Corporation, a Delaware corporation, of which

James M. Cassidy is the controlling shareholder and director,

is the holder of the shares.

Item 9. Notice of Dissolution of Group: Not applicable

Item 10. Certification:

By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to

above were acquired and are held in the ordinary course of

business and were not acquired and are not held for the

purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not

acquired and are not held in connection with or as a

participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

TPG CAPITAL CORPORATION

By James M. Cassidy, Director

March 11, 2001